May 6, 2009

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Patriot Coal Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-157645

Dear Mr. Schwall:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Standard Time on May 6, 2009 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. H. Roger Schwall	2	May 6, 2009

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Patriot Coal Corporation

By:	/s/ MARK N. SCHROEDER
	Name:	Mark N. Schroeder
	Title:	Senior Vice President and Chief Financial Officer

cc:	Timothy Levenberg
(212) 551-3707

cc:	Douglas Brown
(212) 551-3265

cc:	Richard M. Whiting

cc:	Sarah E. Beshar, Esq
(212) 450-3131